UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                Common Stock and
                Series B Cumulative Convertible Preferred Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                 713-839108
                                 ----------
                               (CUSIP Number)

                               Murray A. Indick
                         BLUM Capital Partners, L.P.
                 (formerly Richard C. Blum & Associates, L.P.)
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 11

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         123,123.40
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     2,593,097
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    123,123.40
                                                        (of Series B Shares)**
                                                                     2,593,097
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   123,123.40
                                                        (of Series B Shares)**
                                                                     2,593,097
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  61.5%
                                                        (of Series B Shares)**
                                                                         31.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         154,187.54
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,239,027
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         36.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         154,187.54
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,239,027
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         36.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 11

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
NUMBER OF          -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         154,187.54
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,239,027
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         36.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 11

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON       THE COMMON FUND FOR NONPROFIT ORGANIZATIONS

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             New York

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          31,064.14
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                       641,676
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     31,064.14
                                                        (of Series B Shares)**
                                                                       641,676
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    31,064.14
                                                        (of Series B Shares)**
                                                                       641,676
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  15.5%
                                                        (of Series B Shares)**
                                                                         10.1%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 11

This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") June 30, 1999 by PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), BLUM Capital Partners, L.P. (formerly Richard C. Blum & Associates, L.P.), a California limited partnership ("BLUM LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Common Fund for Nonprofit Organizations, a New York nonprofit corporation ("The Common Fund") (collectively, the "Reporting Persons"). This Amendment No. 4 relates to the Series B Cumulative Convertible Preferred Stock (the "Series B Shares") of the Perini Corporation (the "Issuer") and the common stock of the Issuer into which such stock is convertible. The principal executive office and mailing address of the Issuer is 73 Mt. Wayne Avenue, Framingham, Massachusetts 01701. The following amendments to Items 2 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended to include the following additional information.

In September 1999, Richard C. Blum & Associates, L.P. changed its name to BLUM Capital Partners, L.P. BLUM LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of BLUM LP is RCBA Inc.

The principal business office address of BLUM LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman,
President &           Suite 400                           BLUM LP
Chairman              San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 8 of 11

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Claus J. Moller       909 Montgomery St.       Denmark    Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133

George F. Hamel, Jr.  909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Chief Financial,      San Francisco, CA 94133             BLUM LP
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             BLUM LP

John C. Walker        909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information provided by Issuer, there were 200,183.85 shares of the Series B Shares and 5,682,287 shares of the Common Stock issued and outstanding as of December 21, 1999.

Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following holdings and corresponding percentage interests in the Series B

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 9 of 11

Shares and Common Shares (assuming the conversion of each Reporting Person's Series B Shares into Common Shares):
                                                        Total Common Shares
                                Series B Shares          (after conversion)
                            ---------------------      ---------------------
Name                        No. Owned     % Owned      No. Owned     % Owned
-----------------           ---------     -------      ---------     -------
PB Capital                 123,123.40       61.5%      2,593,097(1)    31.5%
The Common Fund             31,064.14       15.5%        641,676       10.1%
BLUM LP                    154,187.54       77.0%      3,239,027(2)    36.5%
RCBA Inc.                  154,187.54       77.0%      3,239,027(2)    36.5%
Richard C. Blum            154,187.54       77.0%      3,239,027(2)    36.5%

Note (1) Includes 49,801 shares of common stock of Issuer owned by the United Brotherhood of Carpenters Pension Fund ("UBC"), which is a limited partner of PB Capital.

Note (2) Includes shares of common stock (after conversion) of Issuer as follows: the 2,593,097 shares described in Note (1); the 641,676 shares owned by The Common Fund; and 4,254 shares owned by BLUM LP. Richard C. Blum is a significant stockholder and chairman of RCBA Inc., the general partner of BLUM LP, which is the general partner of PB Capital with voting and investment power concerning PB Capital's shares, and the investment advisor to The Common Fund with voting and investment power over The Common Fund's shares. BLUM LP, RCBA Inc. and Mr. Blum disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

(c)	On December 15, 1999, the Issuer issued 3,003.01 additional Series B
Shares to PB Capital as payment-in-kind dividends payable on PB Capital's pre-existing Series B Shares, and 757.66 additional Series B Shares to The Common Fund as payment-in-kind dividends payable on The Common Fund's pre-existing Series B Shares. The Reporting Persons have engaged in no transaction involving shares of the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement.

(d), (e)  No change.

Item 7.	Material to Be Filed as Exhibits
--------------------------------------------
Exhibit A   Joint Filing Undertaking

CUSIP NO. 713-839108            SCHEDULE 13D                     Page 10 of 11

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 22, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary



                                         /s/ Murray A. Indick
PB CAPITAL PARTNERS, L.P.                -------------------------------------
By BLUM Capital Partners, L.P.,          RICHARD C. BLUM
   its general partner
By Richard C. Blum & Associates, Inc.,   By  Murray A. Indick
   its general partner                       Attorney-in-Fact



By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Partner, General Counsel
   and Secretary


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By  BLUM Capital Partners, L.P.,
    its investment advisor
By  Richard C. Blum & Associates, Inc.
    its general partner


By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Partner, General Counsel
   and Secretary

CUSIP NO. 713-839108            SCHEDULE 13D                     Page 11 of 11

                                  Exhibit A

	                    Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

December 22, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


                                         /s/ Murray A. Indick
PB CAPITAL PARTNERS, L.P.                -------------------------------------
By BLUM Capital Partners, L.P.,          RICHARD C. BLUM
   its general partner
By Richard C. Blum & Associates, Inc.,   By  Murray A. Indick
   its general partner                       Attorney-in-Fact



By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Partner, General Counsel
   and Secretary


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By  BLUM Capital Partners, L.P.,
    its investment advisor
By  Richard C. Blum & Associates, Inc.
    its general partner


By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Partner, General Counsel
   and Secretary